UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

JMG Exploration Inc.

 (Name of Issuer)

Common Stock, par value $0.01

(Title of Class of Securities)

46621A109

(CUSIP Number)

Charles F. Kirby

PO Box 3087

Greenwood Village, CO  80155-3087

(303) 222-1214

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

With copies to:

Howard J. Kern, PC 579 Erskine Drive Pacific Palisades, California 90272 (310) 857-6342

August 13, 2010

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NUMBER: 46621A109

1. Names of Reporting Persons Charles F. Kirby
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b) X
3. SEC Use Only
4. Source of Funds (See Instructions) PF
5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6. Citizenship or Place of Organization Colorado
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 27,185
8. Shared Voting Power 950,057
9. Sole Dispositive Power 27,185
10. Shared Dispositive Power 950,057
11. Aggregate Amount Beneficially Owned by Each Reporting Person 977,242(1)
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13. Percent of Class Represented by Amount in Row (11) 17.97% (2)
14. Type of Reporting Person (See Instructions) IN

(1)

These shares include 318,814 shares of common stock and 56,200 common stock purchase warrants owned by The West Hampton Situations Fund,  LLC, a Delaware limited liability company of which Mr. Kirby is the sole manager, 144,878 shares of common stock and 109,298 common stock purchase warrants owned by The Kirby Enterprises Fund, LLC, a Delaware limited liability company of which Mr. Kirby is the sole manager, 100,597 shares of common stock owned by The Elevation Fund, LLC, a Delaware limited liability company of which Mr. Kirby is the sole manager, 41,500 shares of common stock and 48,240 common stock purchase warrants owned by Kearney Properties, LLC, a Colorado limited liability company of which Mr. Kirby is the sole manager, 74,150 shares of common stock and 6,100 common stock purchase warrants owned by Kearney Holdings, LLC, a Colorado limited liability company of which Mr. Kirby is the sole manager, 26,785 shares of common stock and 400 common stock purchase warrants held by Mr. Kirby in his personal IRA/Roth 401K account, 3,000 shares of common stock and 10,325common stock purchase warrants in Charley Kirby’s (Mr. Kirby’s child) custodial account, of which Mr. Kirby is the custodian for and disclaims beneficial ownership, 3,000 shares of common stock and 10,326common stock purchase warrants in Kelsey Kirby’s (Mr. Kirby’s child) custodial account, of which Mr. Kirby is the custodian for and disclaims beneficial ownership, 13,303 shares of common stock owned by River Bend, a Colorado limited liability company of which Mr. Kirby is the sole manager, and 10,326 common stock purchase warrants owned by Mr. Kirby and his son, Chad Kirby, directly, in a joint account.

(2)

Based upon 5,188,409 shares of Issuer’s common stock outstanding and 251,215common stock purchase warrants exercisable as of July 31, 2010.

            CUSIP NUMBER: 46621A109

1. Names of Reporting Persons THE WEST HAMPTON SPECIAL SITUATIONS FUND, LLC
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b) X
3. SEC Use Only
4. Source of Funds (See Instructions) PF
5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6. Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 375,014(3)
9. Sole Dispositive Power 0
10. Shared Dispositive Power 375,014
11. Aggregate Amount Beneficially Owned by Each Reporting Person 375,014(4)
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13. Percent of Class Represented by Amount in Row (11) 7.15% (5)
14. Type of Reporting Person (See Instructions) OO

(3)

Mr. Kirby is the sole manager of The West Hampton Special Situations Fund, LLC.

(4)

Includes 318,814 shares of common stock and 56,200 common stock purchase warrants.

(5)

Based upon 5,188,409 shares of Issuer’s common stock and 56,200 common stock purchase warrants owned by the reporting person and outstanding as of July 31, 2010.

ITEM 1.

SECURITY AND ISSUER.

This Statement on Schedule 13D relates to the common stock (the “Common Stock”), of JMG Exploration, Inc. (the “Company” or “Issuer”), a Nevada corporation. The principal executive offices of the Company are located at 180 South Lake Avenue, Pasadena, California 91101.

ITEM 2.

IDENTITY AND BACKGROUND.

(a)

This statement is being filed jointly by Charles F. Kirby, an individual (“Mr. Kirby”), and The West Hampton Special Situations Fund, LLC, a Delaware limited liability company (“West Hampton”), of which Mr. Kirby is the sole manager.

(b)

The business address for each of the Reporting Persons is:

PO Box 3087, Greenwood Village, CO  80155-3087

(c)

Mr. Kirby is a private investor.  West Hampton is a hedge fund.

(d, e)

During the last five years, none of the reporting persons has been (i) convicted in any criminal proceeding (excluding traffic violations and other similar misdemeanors) and (ii) has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.

SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Investors purchased using their own funds and their own funds together with margin extended.

ITEM 4.

PURPOSE OF TRANSACTION.

The information set forth and/or incorporated by reference in Items 2 and 3 is hereby incorporated by reference into this Item 4.

The acquisitions by Mr. Kirby and West Hampton of beneficial ownership of Common Shares of the Company, as described herein, were effected independently because both Mr. Kirby and West Hampton each believed that the Company represents an attractive investment based on the Company’s business prospects, strategy, and share price.

Each Reporting Person acquired its securities of the Company for investment purposes only.  Neither Reporting Person has any current or future plans to acquire additional securities, to dispose of its existing securities, to effect an extraordinary transaction or the sale or transfer of a material amount of assets of the Company, to effect (i) a change in the Board of Directors, (ii) the capitalization or dividend policy of the Company, (iii) a material change in the Company’s business or corporate structure, (iv) changes in the Company’s charter or bylaws, (v) the delisting of the Company’s securities, or (vi) the deregistration of the Company’s securities pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934.

Each Reporting Person reserves the right to determine in the future whether to change the purpose or purposes described above or whether to adopt plans or proposals of the type specified above.

ITEM 5.

INTEREST IN SECURITIES OF THE ISSUER.

The information set forth and/or incorporated by reference in Items 2, 3 and 4 is hereby incorporated by reference into this Item 5. The Reporting Persons in the aggregate own approximately 17.97% of the outstanding Common Stock of the Issuer.

 (a) (i) Mr. Kirby is the beneficial owner of an aggregate of 977,242, or 17.97%, of the total outstanding shares of Common Stock, including 251,215 common stock purchase warrants.

(ii) West Hampton is the beneficial owner of an aggregate of 375,014, or 7.15% of the total outstanding shares of Common Stock, including 56,200 common stock purchase warrants.

 (b)  Number of shares of Common Stock beneficially owned as of August 17, 2010 as to which the Reporting Persons have:

(i)  sole power to vote or direct the vote:

Name	Number of Shares
Charles F. Kirby	27,185(6)
West Hampton	0

(6)

Includes 400 common stock purchase warrants.

(ii)  shared power to vote or direct the vote:

Name	Number of Shares
Charles F. Kirby	950,057(7)
West Hampton	375,014 (8)

(7)

Includes 251,215 common stock purchase warrants.

(8)

Includes 56,200 common stock purchase warrants.

(iii) sole power to dispose or direct the disposition of:

Name	Number of Shares
Charles F. Kirby	27,185(9)
West Hampton	0

(9)

Includes 400 common stock purchase warrants.

(iv) shared power to dispose or direct the disposition of:

Name	Number of Shares
Charles F. Kirby	950,057(10)
West Hampton	375,014 (11)

(10)

  Includes 251,215 common stock purchase warrants.

(11)

  Includes 56,200 common stock purchase warrants.

 (c) No other transactions in the Company’s Common Stock by the Reporting Persons were effected in the past 60 days.

(d)  The proceeds from the disposition of 10,326 common stock purchase warrants can be directed by Mr. Kirby’s joint owner.

(e) Not applicable.

ITEM 6.

CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Effective August 17, 2010, the Reporting Persons entered into a Joint Filing Agreement (See Exhibit A) relating to their beneficial ownership of the Common Stock, par value $0.01 per share, of JMG Exploration, Inc., a Nevada corporation. To the knowledge of the Reporting Persons, except as otherwise described above, there are no other contracts, arrangements, understandings or relationships among reporting persons and between any such persons and any other person, with respect to any securities of the Company, including but not limited to, transfer or voting of any of the securities of the Company, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power over the securities of the Company.

ITEM 7.

MATERIALS TO BE FILED AS EXHIBITS.

Exhibit	Description

Exhibit A

Joint Filing Agreement executed by the Reporting Persons as of August 17, 2010

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date: August 17, 2010	/s/ Charles F. Kirby

Charles F. Kirby

THE WEST HAMPTON SPECIAL SITUATIONS FUND, LLC

Date: August 17, 2010	/s/ Charles F. Kirby

By:

Charles F. Kirby

Its:

Manager